SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Embargoed for release at 12.00 noon (6-9-07)


                         ULSTER SAYS 'NO' TO HIGH FARES

              RYANAIR ANNOUNCES 23rd BASE AT BELFAST CITY AIRPORT

                        100,000 FREE* SEATS TO CELEBRATE

Ryanair, Europe's largest low fares airline today (Thursday, 6th September 2007) announced its 23rd European base at George Best Belfast City airport. From 30th October, Ryanair will base a $70m brand new Boeing 737-800 aircraft at BCA which will operate a new four times daily service to London Stansted and a new 2nd daily service from Belfast to Liverpool.

The arrival of Ryanair's low fares will end the high fare stranglehold imposed by British Midland and Easyjet on the people of Belfast. From October 30th, passengers will save both money and time with Ryanair as they enjoy the lowest fares and the best punctuality from Belfast's central airport. Ryanair guarantees the lowest fares from any Belfast airport to any London airport. If passengers find a lower fare with any other airline, Ryanair will pay double the difference. Only Ryanair GUARANTEES the lowest fares.

    BELFAST TO                    STARTING             FREQUENCY
    EAST MIDLANDS                 30th Oct             Daily
    GLASGOW                       30th Oct             Daily
    LIVERPOOL                     30th Oct             2 x Daily
    LONDON                        30th Oct             4 x Daily

Speaking at Belfast City Airport today, Ryanair's CEO, Michael O'Leary said:

        "We are delighted to announce Belfast City Airport as our 23rd European base. The airport approached us last week following the departure of the high fare Air Berlin and we are happy to step into the gap and deliver really low fares for Belfast. In the coming year, 600,000 passengers will fly Ryanair to and from Belfast for less than half the price of BMI and Easyjet's high fares. These visitors will generate a tourism spend of over GBP100m, which will sustain 600 local jobs.

        "Ulster has repeatedly said 'No' to high fares, well from 30th October next Ulster can say 'hello' to GBP10 fares with Ryanair. 100,000 free* seats are available on these new routes for immediate booking on www.ryanair.com (just GBP10 including taxes and charges) and we urge all passengers to book straight away as demand for Northern Ireland's lowest fares guaranteed will be huge".


Brian Ambrose, Chief Executive of George Best Belfast City Airport said:

        "I'm delighted to welcome this Ryanair base aircraft to Belfast City Airport and to announce that Ryanair will be offering flights to Stansted. This additional commitment to Belfast City Airport means we will offering more choice to passengers traveling to London. Additionally, we welcome Ryanair's intention to expand the European route portfolio from this base. Great news for the economy and tourism in Northern Ireland."


*taxes and charges excluded

Ends.                             Thursday, 6th September 2007

For reference:

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants

Tel: +353-1-8121228               Tel: +353-1-4980300





                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 September 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director